UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT GROUP: RESULTS FOR THE FIRST QUARTER OF 2004

SIGNATURES

Fiat Group: Results for the First Quarter of 2004

The Board of Directors of Fiat S.p.A. met today under the chairmanship of Umberto Agnelli to review the consolidated results of the Fiat Group for the first three months of 2004.

First Quarter Overview

The results achieved by the Fiat Group in the first quarter of 2004 show that the Relaunch Plan is being implemented on schedule and is yielding the expected benefits. Stringent cost-containment initiatives and the improved margins made possible by the positive public response to the new models launched by all Sectors, especially those of Fiat Auto, have enabled all Group companies to make steady progress toward attaining the target set for the year.

The highlights for the first quarter, based on data restated on a comparable basis (continuing operations), are:

  Revenues up 6.1%

  Operating loss cut by approximately 65%

  Loss before taxes reduced by more than 700 million euros

  Negative net financial position of 4.4 billion euros due to seasonal factors and a reduction of about 500 million euros in receivables sold

  Liquidity at 5.6 billion euros, after 1.4 billion euros in bond redemptions.

Results of the Group

Revenues for the first quarter of 2004 totaled 11.2 billion euros, compared with 12.3 billion euros in the same period last year. However, when the data are restated on a comparable basis, the Group's revenues are about 650 million euros (+6.1%) higher than the 10.5 billion euros generated by the continuing operations in the first three months of 2003. This improvement is mainly due to higher revenues at Fiat Auto (+12%) and positive performances by several other Sectors. More specifically revenues were up 6% at lveco, 12% at Marelli and 18% at Ferrari. CNH's revenues increased by 17% when stated in U.S. dollars, but were flat when translated into euros due to the unfavorable dollar/euro exchange rate. During the quarter, Fiat Engineering, which had revenues of 83 million euros in the first three months of 2003, was divested effective January 1, 2004.

The operating loss for the first quarter of 2004 was 158 million euros, more than halved from the loss of 342 million euros in the same period last year. The improvement is even greater on a comparable basis, continuing operations only, with this year's operating loss about 65% lower than the 443-million-euro loss recorded in the first three months of 2003. This improvement in operating performance is primarily due to increased volumes and margins made possible by healthy demand for the Group's new products and to the beneficial impact of cost-cutting programs implemented under the Relaunch Plan. All of the Group's main Sectors provided a positive contribution:

    Despite challenging market conditions, Fiat Auto's performance in the first quarter of 2004 continued to improve. The first quarter operating loss shrank from 334 million euros in 2003 to 192 million euros this year. On a comparable basis (continuing operations), this year's operating loss is down to nearly half the 375 million euros loss posted in the first three months of 2003.

    CNH's profitability was up sharply, with operating income rising to 55 million euros, compared with an operating loss of 8 million euros in the first three months of 2003. This improvement, despite the negative impact of an unfavorable exchange rate, was made possible by CNH's ability to exploit the recovery of the American market.

    In the first quarter of 2004, Iveco reported operating income of 45 million euros, up from 2 million euros in the same period last year, confirming and consolidating the gains it achieved in the fourth quarter of 2003. This improvement, which was achieved despite relatively sluggish market demand, is largely the result of initiatives launched under the Relaunch Plan.

    All other industrial Sectors of the Group improved their operating results, with the exception of Ferrari, which was penalized by an unfavorable dollar/euro exchange rate and the higher capital spending to relaunch Maserati. The results reported by Business Solutions for the first three months of 2004 were adversely affected by the divestiture of Fiat Engineering, which had contributed operating income of 4 million euros in the same period last year.

The loss before taxes totaled 61 million euros in the first quarter of 2004, compared with a pre-tax loss of 657 million euros in the same period last year. The improvement is even greater (more than 700 million euros) when compared to a pre-tax loss of 768 million euros posted by the continuing operations in the first three months of 2003. Better operating results, higher income from equity investments and the gain generated by the termination of the equity swap on the General Motors shares (the portion allocable to the first quarter of 2004 was 283 million euros) are the main reasons for this substantial improvement in performance.

The consolidated net loss shrank to 212 million euros, a reduction of more than two-thirds from the 699 million euros lost in the first three months of 2003 (loss of 757 million euros restated on a comparable basis for the continuing operations).

Group cash and marketable securities held at more than 5.6 billion euros, even after the redemption of bonds for 1.4 billion euros.

At March 31, 2004, the Group's net financial position showed indebtedness of 4.4 billion euros, or about 1.4 billion euros more than at December 31, 2003. The main reasons for this change are a seasonal increase in working capital requirements, most of which will be reabsorbed during the course of the year, and a decrease of about 500 million euros in the amount of trade receivables sold.

During the first quarter of 2004, the Group's gross indebtedness was cut by 700 million euros to 21.8 billion euros.

Net indebtedness of the industrial operations alone (gross indebtedness less liquid assets and securities) increased by about 800 million euros to 5.9 billion euros.

Automobiles

Overall, the automobile market expanded slightly (+3%) in Western Europe during the first three months of 2004. Contractions in France (-2.9%), Italy (-2.1%) and Germany (-1.7%) were more than offset by gains in other markets, such as Great Britain (+5.9%) and especially Spain (+18.9%). Demand was up in all of Fiat Auto's other main markets, including Poland, where the economic recovery started last year drove registrations up 22.4% compared with the first three months of 2003; Brazil, where the market staged a turnaround, growing by 5%; Turkey; and Argentina.

In this environment, Fiat Auto booked revenues of 5.3 billion euros in the first quarter of 2004, up from 4.9 billion euros in the same period a year ago (4.7 billion euros restated on a comparable basis for the continuing operations). Worldwide sales totaled 472,500 units (+12.7%), as shipments increased in Spain (+30.9%), Italy (+11.4%), Great Britain (+5.6%) and the rest of Western Europe (+20.8%), with the exception of Germany, where sales decreased, and France where sales remained substantially steady.

Compared with the first three months of 2003, Fiat Auto's share of the automobile market held steady at 8.1% in Europe, but improved by 1.2 percentage points in Italy, from 28.2% to 29.4%.

At 192 million euros, Fiat Auto's operating loss was significantly lower than the 334-million-euro loss recorded in the first three months of 2003. When last year's first quarter loss is restated on a comparable basis for continuing operations (375 million euros) the year-over-year improvement is even greater (about 50%). This improvement reflects sizable efficiency gains and brisk demand for its new models, which, by increasing unit sales, helped expand profit margins and stimulate demand for the rest of the model line.

Fiat Auto continued to pursue a strategy of continuously improving its product line during the first three months of 2004 and, consistently with the preeminent role that technological innovation plays in the Relaunch Plan, presented at the Geneva Motor Show four new models that are slated for market launch in the coming months: the compact MPV Lancia Musa, the Alfa Crosswagon (which marks Alfa Romeo's return to the all-wheel-drive market segment), a totally restyled Multipla, and the Panda 4x4. In addition, the Lancia Ypsilon is now being offered with a sophisticated DFN robotized transmission.

Agricultural and Construction Equipment

In the first quarter of 2004, demand for agricultural equipment increased in North America (+17%), Latin America (+24%) and the rest of the world (+40%), with the exception of Western Europe, where the market was down by about 1%. During the same period, overall demand for construction equipment was also up (+24%), with gains in all world markets.

CNH had revenues of 2.2 billion euros, little changed (+0.6%) from the first three months of 2003. However, overall unit sales were up 6.6% and revenues stated in U.S. dollars (the Sector's reporting currency) rose to $2.8 billion, or $400 million more than in the first quarter of 2003. The increase in unit sales enjoyed by the agricultural equipment operations (+8.2%) and to a lesser extent by the construction equipment operations (+2.3%) were offset by the negative impact of an unfavorable exchange rate.

CNH reported operating income of 55 million euros, a sharp improvement over the operating loss of 8 million euros in the first three months of 2003. In this case as well, the year-over-year improvement is even more impressive when the data are stated in U.S. dollars, with operating income of $68 million for the first quarter of 2004 and an operating loss of $9 million in the same period last year. These strong gains were made possible by improvements in all areas - commercial (higher return on sales), financial (excellent results by the financial operations) and industrial (lower production costs) - and effectively offset the negative impact of dollar/euro translations.

Commercial Vehicles

During the first three months of 2004, overall demand for commercial vehicles expanded by 10% in Western Europe with respect to the same period last year. In Italy, however, demand contracted by 4.3%. A breakdown by market segment shows gains for light vehicles (+14%) and heavy vehicles (+3.6%) and a decrease for medium vehicles (-1.6%).

In this market environment, Iveco sold a total of about 36,000 units, about the same (+0.6%) as in the first three months of 2003. Lower shipments to customers in Italy were offset by growth in other European markets (Great Britain, Spain and Germany) and the rest of the world.

Iveco reported revenues of 2.1 billion euros in the first quarter of 2004, an increase of over 6% with respect to the corresponding period of the previous year. This revenue increase is attributable for the most part to a more favorable product mix and better pricing, which were made possible in part by the new products launched in the heavy-range segment.

Iveco had operating income of 45 million euros, up from 2 million euros in the first three months of 2003. This sharp increase is the result of an improved return on sales and a better product mix. It also reflects the contribution of programs implemented to streamline the Sector's organization and lower its industrial costs.

Ferrari - Maserati

Revenues were up over 18% during the first quarter of 2004 thanks to increased shipments of Ferrari models and the marketing of the new Maserati Quattroporte. The operating loss is due almost entirely to an unfavorable foreign exchange rate and, to a lesser extent, to the research and development costs incurred for new Maserati models and engines. These two negative factors more than offset the beneficial impact of higher unit sales. The order backlog is particularly strong, especially in the case of the Ferrari 612 Scaglietti and the Maserati Quattroporte, with orders for these models already covering the entire 2004 production run.

Components

Magneti Marelli revenues increased by about 12% in the first three months of 2004. All Business Units contributed to this improvement. The Powertrain Division performed particularly well, as newly launched diesel engine control systems and components generated a sizable gain in unit sales.
The operating result also improved substantially, reflecting the positive impact of higher volumes and of the programs implemented to reduce costs and, more generally, create a better and more streamlined organization. In particular, the efficiency gains made possible by these programs offset the negative impact of inflation-driven price increases of raw materials in Brazil.

A portion of the decrease in revenues experienced by Comau is attributable to the transfer of some of its operations (Dies and Service) to Fiat Auto and Fiat-GM Powertrain effective January 1, 2004. On a comparable basis, revenues were down 14%. This decrease reflects the negative impact of unfavorable foreign exchange and the contraction that occurred in the order backlog of 2003, as major carmakers decided to postpone their capital investment programs.
The operating loss was more than 50% lower than in the first three months of 2003 due to improved cost structure and higher margins on customer contracts. New order bookings were up during the first quarter of 2004, especially in Europe.

Despite unfavorable foreign exchange rates, Teksid posted slightly higher revenues in the first three months of 2004. This gain was made possible by increased volumes by the Cast Iron Business Unit (+8%), which benefited from an upturn in demand in North America and Brazil. The Magnesium Business Unit, which benefited from an expanding European market and steady demand in North America, also contributed to the improvement.
The Sector's operating income was up compared with the first quarter of 2003, as higher volumes and an improved product mix offset the impact of higher raw material costs.

Other Sectors

Business Solutions had lower revenues in the first quarter of 2004, due primarily to changes in the scope of consolidation (mainly the sale of Fiat Engineering). On a comparable basis, revenues were down about 7%. This decrease reflects a lower level of activity for Ingest Facility and Gesco. However, despite this reduction in revenues, the Sector's operating result improved on a comparable basis.

Itedi posted higher revenues due to a rise in advertising revenues and the success of promotions carried out to maximize the revenue-generating potential of the La Stampa newspaper. Operating income was little changed from the first three months of 2003 due to an increase in production costs.

Outlook for the Rest of 2004

Driven by a recovery in North America and Southeast Asia, the international world markets are beginning to show signs of improvement. However, growth is expected to be relatively modest in Europe, especially in Italy. As a result, the environment in the automotive markets in which the Group will be operating is not expected to be markedly different from last year, except for a slight increase in demand for agricultural equipment in the United States. Under these circumstances, competition will be particularly intense.

Nevertheless, during the year, all Group Sectors will continue to implement the industrial restructuring and streamlining programs outlined in the Relaunch Plan. At the same time, they will pursue further gains in product innovation and will devote substantial resources to improving their sales networks.

In addition, the Group will continue to strengthen its management organization, bringing in top executives from outside and optimizing the competencies and professional skills available inside.

The initiatives planned for the months ahead and the results achieved in the first quarter of the year provide confirmation that the Group should be able to attain operating breakeven as planned for 2004.

Turin, May 11, 2004

Statement of Operations of the Fiat Group

Fiscal 2003		1st quarter 2004	1st quarter 2003		Change vs
Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations	Continuing Operations
44,498	Net revenues	11,176	12,314	10,529	647
38,468	Cost of sales	9,621	10,846	9,236	385
6,030	Gross operating result	1,555	1,468	1,293	262
4,509	Overhead	1,149	1,345	1,205	(56)
1,724	Research and development	417	460	448	(31)
(511)	Other operating income (expenses)	(147)	(5)	(83)	(64)
(714)	Operating result	(158)	(342)	(443)	285
(79)	Investment income (expenses)	6	(73)	(18)	24
359	Non-operating income (expenses) (*)	45	37	38	7
(434)	EBIT	(107)	(378)	(423)	316
(1,067)	Financial income (expenses)	46	(279)	(345)	391
(1,501)	Income (loss) before taxes	(61)	(657)	(768)	707
541	Income taxes	151	42	(11)	162
(2,042)	Net result of normal operations	(212)	(699)	(757)	545
90	Result of intersegment equity investments	-	-	54	(54)
(1,952)	Net result before minority interest	(212)	(699)	(703)	491
N.A.	Group interest in net result	(194)	(681)	N.A.	N.A.

(*) The 2003 figures for continuing operations include net gains on the disposal of discontinuing operations, amounting to 1,742 million euros for the full 2003 fiscal year and to 103 million euros for the first quarter of 2003.

Revenues by Sector

Fiscal 2003		1st quarter 2004	1st quarter 2003		% Change vs
Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations	Continuing Operations
19,477	Automobiles (Fiat Auto)	5,265	4,928	4,713	11.7
9,418	Agricultural and Construction Equipment (CNH)	2,247	2,234	2,234	0.6
8,440	Commercial Vehicles (Iveco)	2,130	2,004	2,004	6.3
1,261	Ferrari - Maserati	336	284	284	18.3
3,206	Components (Magneti Marelli)	865	773	773	11.9
2,293	Production Systems (Comau)	341	502	502	(32.1)
844	Metallurgical Products (Teksid)	224	221	221	1.4
-	Aviation (FiatAvio)	-	301	-	-
-	Insurance (Toro Assicurazioni)	-	1,290	-	-
1,816	Services (Business Solutions)	360	445	445	(19.1)
383	Publishing and Communications (Itedi)	102	90	90	13.3
(2,640)	Miscellanea and Eliminations	(694)	(758)	(737)	(5.8)
44,498	Total for the Group	11,176	12,314	10,529	6.1

Operating Result by Sector

Fiscal 2003		1st quarter 2004	1st quarter 2003		% Change vs
Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations	Continuing Operations
(1,094)	Automobiles (Fiat Auto)	(192)	(334)	(375)	183
229	Agricultural and Construction Equipment (CNH)	55	(8)	(8)	63
81	Commercial Vehicles (Iveco)	45	2	2	43
32	Ferrari - Maserati	(47)	(23)	(23)	(24)
32	Components (Magneti Marelli)	14	(10)	(10)	24
2	Production Systems (Comau)	(11)	(26)	(26)	15
12	Metallurgical Products (Teksid)	6	1	1	5
-	Aviation (FiatAvio)	-	24	-	-
-	Insurance (Toro Assicurazioni)	-	43	-	-
45	Services (Business Solutions)	6	12	12	(6)
10	Publishing and Communications (Itedi)	2	2	2	-
(63)	Miscellanea and Eliminations	(36)	(25)	(18)	(18)
(714)	Total for the Group	(158)	(342)	(443)	285

Balance Sheet of the Fiat Group

(in millions of euros)		At 03/31/2004	At 12/31/2003	Change
 ASSETS
Intangible fixed assets		3,730	3,724	6
- Intangible fixed assets		1,288	1,322	(34)
- Goodwill		2,442	2,402	40
Property, plant and equipment		9,590	9,675	(85)
- Property, plant and equipment		8,682	8,761	(79)
- Operating leases		908	914	(6)
Financial fixed assets		3,759	3,950	(191)
Financial receivables held as fixed assets	(*)	26	29	(3)
Deferred tax assets		1,841	1,879	(38)
Total Non-Current Assets		18,946	19,257	(311)
Net inventories (1)		7,048	6,912	136
Trade receivables		5,049	4,553	496
Other receivables		3,247	3,081	166
Financial assets not held as fixed assets		115	120	(5)
Finance lease contracts receivable	(*)	1,793	1,797	(4)
Financial receivables from others	(*)	9,984	10,750	(766)
Securities	(*)	2,449	3,789	(1,340)
Cash	(*)	3,182	3,211	(29)
Total Current Assets		32,867	34,213	(1,346)
Trade accruals and deferrals		389	407	(18)
Financial accruals and deferrals	(*)	433	386	47
 TOTAL ASSETS		52,635	54,263	(1,628)

 LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		7,420	7,494	(74)
- Stockholders' equity of the Group		6,766	6,793	(27)
- Minority interest		654	701	(47)
Deferred income tax reserves		213	211	2
Reserves for risks and charges		5,202	5,168	34
Reserves for employee severance indemnities		1,157	1,313	(156)
Long-term financial payables	(*)	15,166	15,418	(252)
Total Non-Current Liabilities and Stockholders' Equity		21,738	22,110	(372)
Trade payables		11,575	12,588	(1,013)
Other payables		3,444	3,170	274
Short-term financial payables	(*)	6,187	6,616	(429)
Total Current Liabilities and Stockholders' Equity		21,206	22,374	(1,168)
Trade accruals and deferrals		1,347	1,329	18
Financial accruals and deferrals	(*)	924	956	(32)
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,635	54,263	(1,628)

 NET FINANCIAL POSITION	(*)	(4,410)	(3,028)	(1,382)
(1) Net of advances received for contract work in progress (8,076 million euros at March 31, 2004 and 8,448 million euros at December 31, 2003)

Net Financial Position by Activity Segment

	At 03/31/2004			At 12/31/2003
(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
Financial payables net of intersegment activities	(21,353)	(10,939)	(10,414)	(22,034)	(11,531)	(10,503)
Accrued financial expenses	(568)	(475)	(93)	(593)	(416)	(177)
Prepaid financial expenses	80	62	18	85	68	17
Cash	3,182	3,104	78	3,211	3,121	90
Securities	2,449	2,313	136	3,789	3,670	119
Net Indebtedness	(16,210)	(5,935)	(10,275)	(15,542)	(5,088)	(10,454)

Financial receivables and lease contracts receivable	11,803	1,911	9,892	12,576	2,114	10,462
Accrued financial income	353	343	10	301	298	3
Deferred financial income	(356)	(57)	(299)	(363)	(65)	(298)

Net Financial Position	(4,410)	(3,738)	(672)	(3,028)	(2,741)	(287)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney